Mail Stop 4561

October 5, 2006

Robert E. Sulentic
2001 Ross Avenue Suite 3400
Dallas, TX 75201

>　　Re:　**Trammel Crow Company**
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,
2006
File No. 001-13531

Dear Mr. Sulentic:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 9A – Controls and Procedures, page 40

Disclosure Controls and Procedures, page 40

1.　　We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective. Reference is being made to the second paragraph on page F-28. Clarify to us how the fact that the company did not include the financial statements required by Rule 3-09 of Regulation S-X for its 19.6% interest in Savills effects the conclusion that the company's disclosure controls and procedures were effective at December 31, 2005.

Financial Statements and Notes

Consolidated Statements of Income, page F-6

2.   Please tell us how you considered Rule 5-03 of Regulation S-X in determining to
        classify the gain on disposition of real estate as revenue as opposed to a
        component of operating income.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-10

Goodwill, page F-16

3.   Your titling of the balance sheet line item as goodwill, net coupled with the
        change in accumulated amortization from 2004 to 2005 suggests that goodwill is
        being amortized which would be contrary to SFAS 142. Tell us how you will
        revise future filings to avoid this confusion.

Intangible Assets, page F-16

4.   Please tell us more about the nature of the upfront cash payments made to clients
        and direct third party costs incurred in order to enter into new long term
        outsourcing contracts. Clarify why these are considered to be contract intangibles
        rather than direct costs. Further, tell us the GAAP literature you are relying on for
        the cost capitalization policy.   Refer to SAB Topic 13.A.3

TFK Retail, Ltd.

Report of Independent Registered Public Accounting Firm, page F-53

5.   In future filings, the accountant's report should include the city and state where
        issued.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Robert E. Sulentic
Trammel Crow Company
October 5, 2006
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant